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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

    News America Incorporated (1)
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    1211 Avenue of the Americas
    ----------------------------------------------------------------------------
                                   (Street)

    New York                     New York                            10036
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              01/26/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

    Healtheon/WebMD Corporation ("HLTH")
    -------------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    ___ Form Filed by One Reporting Person
    _X_ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock, par      2,000,000(2)           D(2)                 (2)
value $.0001 per
share
--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation:

FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock, par  Immed.(3) 01/26/03(3)   Common Stock         54,101       136.5-           I(4)            (4)
value $.0001 per share                                                                   for-1
------------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock, par  Immed.(3) 01/26/03(3)   Common Stock        101,850       136.5-           I(5)            (5)
value $.0001 per share.                                                                  for-1
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Pursuant to Instruction 5(b)(v), this Form 3 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"). News America Incorporated ("NAI") has been designated to make the filing of this Form 3.

(2) The 2,000,000 shares of Common Stock of the issuer reported as beneficially owned are directly owned by NAI. The News Corporation Limited ("News Corporation"), as a person who may be deemed to control NAI, may also be deemed to indirectly beneficially own such shares. By virtue of ordinary shares of News Corporation owned by (i) Mr. K. Rupert Murdoch and members of his family, (ii) (A) Cruden Investments Pty. Limited ("Cruden"), a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities, and (B) a subsidiary of Cruden, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation. Fox Entertainment Group, Inc. ("FEG"), Fox Broadcasting Company ("FBC"), AHN/FIT Cable, LLC ("AHN/FIT Cable") and AHN/FIT Internet, LLC ("AHN/FIT Internet") disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that FEG, FBC, AHN/FIT Cable, and AHN/FIT Internet are the beneficial owners of such securities for purposes of Section 16 or any other purpose.

(3) The shares of Series A Preferred Stock will automatically convert into shares of Common Stock of the issuer on January 26, 2003, or earlier upon the occurrence of certain events.

(4) The 54,101 shares of Series A Preferred Stock of the issuer reported as beneficially owned are directly owned by NAI.

(5) The 101,850 shares of Series A Preferred Stock of the issuer reported as beneficially owned are indirectly owned by NAI through FEG, a subsidiary in which NAI owns securities representing 82.8% of the equity and 97.8% of the voting power, FBC, a wholly-owned subsidiary of FEG, AHN/FIT Cable, a subsidiary in which FEG owns a 50% member interest, and AHN/FIT Internet, a subsidiary in which FEG owns a 50% member interest. The 101,850 shares of Series A Preferred Stock that are indirectly owned by NAI and FEG consist of
    (i) 72,135 shares directly owned by FBC, (ii) 28,526 shares directly owned by AHN/FIT Cable, and (iii) 1,189 shares directly owned by AHN/FIT Internet.

                  NEWS AMERICA INCORPORATED

                  By:_____________________________   ______________________

                  **Signature of Reporting Person     Date

**Intentional misstatement or omissions of facts constitute Federal Criminal Violations.

 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
 See Instruction 6 for procedure.                          Page 2 SEC 1473(7-96)

                            Joint Filer Information


Name:     The News Corporation Limited

Address:  2 Holt Street
          Sydney, New South Wales 2010
          Australia

Designated Filer: News America Incorporated

Date of Event Requiring Statement: 01/26/00

Issuer and Ticker or Trading Symbol: Healtheon/WebMD Corporation ("HLTH")

Signature:   THE NEWS CORPORATION LIMITED

                  /s/ Arthur M. Siskind
              By:____________________________
                 Name:  Arthur M. Siskind
                 Title: Director



Name:     K. Rupert Murdoch

Address:  1211 Avenue of the Americas
          New York, New York 10036

Designated Filer: News America Incorporated

Date of Event Requiring Statement: 01/26/00

Issuer and Ticker or Trading Symbol: Healtheon/WebMD Corporation ("HLTH")

            /s/ K. Rupert Murdoch
Signature:  ____________________________
            K. Rupert Murdoch

Name:     Fox Entertainment Group, Inc.

Address:  1211 Avenue of the Americas
          New York, New York 10036

Designated Filer: News America Incorporated

Date of Event Requiring Statement: 01/26/00

Issuer and Ticker or Trading Symbol: Healtheon/WebMD Corporation ("HLTH")

Signature:   FOX ENTERTAINMENT GROUP, INC.

                 /s/ Lawrence A. Jacobs
              By:____________________________
                 Name:  Lawrence A. Jacobs
                 Title: Secretary



Name:     Fox Broadcasting Company

Address:  10201 West Pico Blvd.
          Los Angeles, CA 90035

Designated Filer: News America Incorporated

Date of Event Requiring Statement: 01/26/00

Issuer and Ticker or Trading Symbol: Healtheon/WebMD Corporation ("HLTH")

Signature:   FOX BROADCASTING COMPANY

                  /s/ Paul Haggerty
              By:____________________________
                 Name:  Paul Haggerty
                 Title: Executive Vice President

Name:     AHN/FIT Cable, LLC

Address:  1440 S. Sepulveda Blvd.
          Los Angeles, CA 90025

Designated Filer: News America Incorporated

Date of Event Requiring Statement: 01/26/00

Issuer and Ticker or Trading Symbol: Healtheon/WebMD Corporation ("HLTH")

Signature:   AHN/FIT CABLE, LLC

                  /s/ Daniel Fawcett
              By:____________________________
                 Name:  Daniel Fawcett
                 Title: Executive Vice President


Name:     AHN/FIT Internet, LLC

Address:  1440 S. Sepulveda Blvd.
          Los Angeles, CA 90025

Designated Filer: News America Incorporated

Date of Event Requiring Statement: 01/26/00

Issuer and Ticker or Trading Symbol: Healtheon/WebMD Corporation ("HLTH")

Signature:   AHN/FIT INTERNET, LLC

                  /s/ Daniel Fawcett
              By:____________________________
                 Name:  Daniel Fawcett
                 Title: Executive Vice President